

Mail Stop 3720

July 17, 2008

<u>Via U.S. Mail</u>

Mr. William Backer, Chief Executive and Chief Financial Officer
Telemetrix Inc.
6650 Gunpark Drive, Suite 100
Boulder, CP 80301

      RE: **Telemetrix Inc.**
               Form 10-KSB for the year December 31, 2007
               March 7, 2008
               File no. 0-14724

Dear Mr. Backer:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to the disclosures pertaining to the evaluation of your internal control over financial reporting. Specifically, we have reviewed your filing to determine if you conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulations S-B. Where indicated, we think you should revise your document in response to these comments, however, if you disagree, we would be pleased to consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation.

      It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

      If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate.

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or me, at (202) 551-3828 if you have questions regarding comments on the Form 10-KSB.

Sincerely,

Terry French
Accountant Branch Chief